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                             September 5, 2023

       Devin McGranahan
       President and Chief Executive Officer
       The Western Union Company
       7001 East Belleview Avenue
       Denver, CO 80237

                                                        Re: The Western Union
Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 23,
2023
                                                            Item 2.02 Form 8-K
Dated July 26, 2023
                                                            File No. 001-32903

       Dear Devin McGranahan:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Consolidated Financial Statements
       Consolidated Statements of Cash Flows, page 72

   1. Please provide us with a quantified breakout for each period presented of the amounts included in the other
non-cash items, net line item of your cash flows from operating activities. Please also
present material amounts included in this line item as separate line items in your cash
flows from operating activities. Refer to ASC 230-10-45-28.
       Item 2.02 Form 8-K Dated July 26, 2023

       Exhibit 99.1

   2. You present Adjusted EBITDA as a non-GAAP performance measure. Please revise your reconciliation of this
measure to begin with net income, which is the most directly
 Devin McGranahan
The Western Union Company
September 5, 2023
Page 2
         comparable GAAP measure. Refer to Question 103.02 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations. Also, present/discuss net income margin, when Adjusted EBITDA margin is presented/discussed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameDevin McGranahan                          Sincerely,
Comapany NameThe Western Union Company
                                                            Division of
Corporation Finance
September 5, 2023 Page 2                                    Office of Trade &
Services
FirstName LastName